Filed by Alkuri Global Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alkuri Global Acquisition Corp.

Commission File No.: 001-40011

Date: June 3, 2021

FAQs Delivered to Babylon Employees

Taking our first steps towards becoming a publicly-listed company

Frequently asked questions

Important - please take the time to read through the following information carefully, and closely follow the guidance provided over the coming weeks and months.

Contents:

1.	Becoming a public company
2.	Life as a Babylonian
3.	Communicating at this time
4.	Pay, benefits & share options
5.	Insider trading

1. Becoming a public company

Q. What did we announce today?

A.            Today, we announced that we are taking the first step towards becoming a publicly-listed company by signing a definitive merger agreement with Alkuri Global Acquisition Corp (‘Alkuri Global’) (NASDAQ: KURI, KURIU, and KURIW), a special purpose acquisition company (‘SPAC’).

Upon completion of the business combination, Babylon will be publicly-listed on NASDAQ. While we have reached an agreement with Alkuri Global, the transaction remains subject to the satisfaction of various closing conditions, including certain regulatory approvals and the approval of Alkuri Global’s shareholders.

Q. Why is Babylon looking to become a publicly-listed company? Why now?

A.            There are several reasons for us to enter the public markets now, including that we believe that doing so will:

•	Accelerate our ability to deliver on our mission,
•	Provide us with the capital required to execute our go-to-market strategy around the world,
•	Help us to explore new opportunities to expand our services and capabilities,
•	Provide even greater opportunities for growth and development to all Babylonians,
•	Allow us to rapidly scale our operations in the US.

Q. Why did we decide to publicly list with a SPAC and not with an IPO?

A.            Going public through a SPAC process is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on NASDAQ under the new ticker symbol ‘BBLN’. We have determined that the SPAC model is the best path for Babylon at this moment in time. The SPAC process will allow us to quickly and efficiently access public markets.

Q. What is a Special Purpose Acquisition Company (SPAC)?

A.            A special purpose acquisition company, (SPAC) is a company that raises money from public market investors and then ‘merges’ the cash they raise with a private operating company, ultimately transitioning the private company to become a public company through the transaction. Once the transaction closes, the combined company begins to trade on the stock market as a public company under its own ticker symbol, which in our case we expect will be ‘BBLN’.

Q. Who is Alkuri Global? Why did you choose them as a SPAC partner?

A.            We assessed all options for our next phase of growth as a company. We found an extraordinary partner in Alkuri Global, who can provide strategic guidance and expertise as we work to accelerate our growth and deliver on our mission – something you don’t get in a traditional IPO.

Alkuri Global is led by Rich Williams and Steve Krenzer, former CEO and COO of Groupon, both of whom bring decades of experience building and growing some of the most innovative, profitable, and successful businesses - such as Amazon and Experian. Rich and Steve are strong believers in and true champions of our mission to make high-quality healthcare accessible and affordable for everyone on Earth.

Q. What are the next steps for the transaction?

A.            In the next step of the SPAC process, Alkuri Global will file a document with the SEC called a Form F-4, which then goes through the SEC review process. After that’s completed, Alkuri Global will hold a stockholder meeting to approve and complete the transaction. Upon completion of the business combination, expected to occur in the second half of 2021, Babylon will be publicly listed on NASDAQ. It’s important to note that we don’t get any of the capital committed by investors onto our balance sheet until the combination is complete. Until then, we’re still a private company.

Q. What does it mean to be a ‘US publicly-listed company’?

A.            To be a US public company usually means that the company is permitted to offer its securities (stock, bonds, etc.) for sale to the general public, typically through a stock exchange.

Q. Why did you choose to list in the US vs the UK?

A.            We assessed all options for our next phase of growth as a company. Listing in the US made the most strategic sense for us. The US market is a huge area of growth for us and we continue our momentum in that market and globally.

Q. What kind of disclosure must a US public company provide?

A.            US public companies must provide regular disclosures to the market of significant developments affecting their business and/or value of their securities. There are two general types of public disclosure obligations imposed on US public companies. Firstly, the company is obligated to file various periodic reports and statements with the US Securities and Exchange Commission (SEC), all of which are available to the general public. Each of these reports and statements requires the company to disclose and discuss various types of information relating to the company. Secondly, the company is subject to certain continuing obligations to disclose on a timely basis material information concerning the company, (i.e. acquisition, major contract outside our normal course of business, new director appointment, etc.).

Q. When will we find out more about the progress of the transaction? And, who can I contact if I have additional questions?

A.            We will keep you informed of relevant updates via stand-ups, email, etc. Please reach out to Babyloncommunications@babylonhealth.com if you have any further questions.

2. Life as a Babylonian

Q. What happens between now and when the transaction closes? When do we become a publicly listed company?

A.            It’s important to remember that today is only the first step in the process. There are several requirements that need to be met before the transaction closes and we become a publicly-listed company, including receiving a series of regulatory approvals. The transaction is expected to close in the second half of 2021. Until then, we will continue to operate independently as a private company as we do now, and there will be no related changes to our mission, strategy, WOWs or your roles or responsibilities.

Q. How does going public affect me as a Babylonian?

A.            We expect that becoming a publicly-listed company will have little impact on your day to day work. However, as a publicly-listed company, there are strict rules around what Babylon and Babylonians can and cannot say publicly about Babylon and our business. Therefore, it is imperative that Babylonians do not speak on behalf of Babylon to the media or other organisations about our company financials, upcoming deals, or make any forward-looking statements relating to future business conditions.

Q. Will life at Babylon change because of becoming publicly listed?

A.            Firstly, there is no change to our mission, strategy, and WOWs. There will be some changes to the way we communicate and disclose information as we will be a publicly-listed company. We will provide more details on this to all Babylonians as we prepare for the day we officially become a public company, or the day we officially list on the exchange. Today is just the first step in that process. In the meantime, we’ve also prepared a Babylon ‘Do’s and Don’ts’ guide for what you can and cannot say or share publicly.

Q. Will there be any redundancies? And, will this affect my reporting or team structure?

A.            At this point in time, there are no plans for redundancies. In fact, we are hiring in line with our growth plans, and we are looking forward to the opportunities we anticipate becoming a publicly-listed company will provide. In addition, we do not anticipate there being any changes in reporting and/or team structures as part of this transaction. Employment decisions will continue to be based on performance and company needs.

Q. Will there be any changes to the Senior Leadership Team?

A.            Internally, not much will change, and we will all continue as before. Ali will continue as CEO and Chairman of the public Board of Directors, and will divide his time between the US, the UK, Rwanda, and APAC. All the Leadership team will remain as they are and progress their work. Our mission, strategy, and WOWs will stay unchanged, and hopefully through time, as we bring in more resources, accelerate them even more.

Q. Given that we will be listed on NASDAQ, does this mean that we are shifting our focus away from the UK?

A.            As Ali highlighted at recent stand-ups, while the US represents a huge growth opportunity for Babylon, the UK, Rwanda, and APAC remain key markets for us. We will continue to invest in our Babylonians and our business in these markets, as we look to expand our services in existing and new markets globally.

Q. Is Ali relocating to the US as part of the process?

A.            Ali will continue to divide his time between the US, including our new offices in Palo Alto, CA, the UK, Rwanda, and APAC. We are looking forward to opening our new office at 1 Knightsbridge Green, London, and other hub offices across the globe.

Q. Does this transaction impact our work in the other countries where we operate globally? Will we continue our work in Rwanda?

A.            There will be no changes to our mission, strategy, or WOWs as a result of this transaction. We will continue to operate in Rwanda, which remains extremely important for us.

3. Communicating at this time

Q. What can I say about Babylon becoming a publicly listed company to my family, friends, network etc.?

A.            It is imperative that we all adhere to guidelines and restrictions on what we can and cannot talk about internally and externally. In particular, during this time, there are a number of rules we must all abide by, as the US Securities and Exchange Commission (‘SEC’) has strict rules governing publicity and insider trading:

•	The first is to not trade or ‘tip’ others to invest in the stock of Alkuri Global and/or our current shareholders, including VNV and Kinnevik. This also applies to anyone connected to you - such as friends, family, significant others, housemates, social acquaintances, etc.

•	If you (or anyone connected to you) buys or sells Alkuri Global, VNV or Kinnevik stock, you could be charged with insider trading under US law and SEC rules, which could lead to severe criminal charges.

•	To avoid any repercussions the SEC might impose, you are not permitted to talk about or speak publicly about this transaction (including the merger and our public listing), our business performance, metrics, financial projections, forecasts or valuations about Babylon or its markets.

•	You are not permitted to speak or make statements to anyone outside of Babylon, about Babylon or this transaction openly, the merger negotiations, the merger with Alkuri Global or Babylon’s public listing without the express approval of Babylon Legal.

•	This applies to all communications with outsiders, whether official or informal, oral, written, email, on Slack, and in particular, on social media channels such as Facebook, Twitter, LinkedIn etc. including to your family, friends etc. (as detailed above) or to existing or prospective members, patients, clients etc.

•	This announcement will likely lead to increased interest from the media and other parties. It is imperative that you refrain from providing any comment about the transaction to the media. Should you receive any inquiries from the press, financial analysts, or any other third parties, you must contact Adam Davison at adam.davison@babylonhealth.com as a matter of urgency.

Communications are highly regulated through this process, and it is critically important that we all adhere to the guidelines.

•	Confidentiality will be critical as we move through the business combination process and begin operations as a publicly-listed company.

Please note that there are criminal and employment liabilities attached to this, it is not just a Babylon policy.

In addition, disclosure of information in violation of these guidelines by any Babylonian regardless of location, could be considered a violation of company guidance, as well as potentially being considered a violation under US securities laws and regulations. A violation of these guidelines may result in discipline, up to and including immediate termination of employment and, potentially, an SEC civil enforcement action against the individual offender, the company, and its officers and directors.

To help, we’ve also prepared a Babylon ‘Do’s & Don'ts’ Guide as to what you can and cannot share with your friends, family, significant others, housemates, social acquaintances, network and publicly.

Q. Can I comment on or discuss Babylon’s performance or how the business is doing?

A.            No. You must not discuss or comment externally on the financial or operational health of the business or how it impacts what you are working on.

Q. Can I discuss future plans, business and/or growth projections as it relates to work I do at Babylon?

A.            No. As a publicly-listed company we will need to make sure that only specified persons discuss future plans or business projections about Babylon. Please do not discuss future plans or business projections externally.

Q. Can I talk to fellow Babylonians about becoming a publicly-listed company?

A.            Please try to avoid internal speculation, remain focused on our mission, strategy, and WOWs. Don’t allow the transaction process to become a distraction to the important work you do every day.

Q. Can I set up a Slack channel to discuss this with fellow Babylonians?

A.            At this time, we cannot create Slack channels to discuss or speculate about the transaction or planned public listing. This is not censorship; we simply are not permitted to do so for legal reasons. Please direct any further questions to Babyloncommunications@babylonhealth.com and we will keep the FAQ updated as needed.

Q. Can I post on social media about Babylon?

A.            Please keep in mind the below restrictions: you cannot post any information related to topics including, but not limited to:

•	Babylon’s financial performance (revenue, earnings, losses, etc.),

•	Confidential business and/or prospectus information,

•	Change in business-impacting trends,

•	Pending or prospective merger, acquisition, or tender offer,

•	Pending or prospective contract or award,

•	Sale of significant assets, or a significant subsidiary,

•	Major changes in senior management, and

•	Any other material non-public information.

Additionally, with respect to communications around the transaction, while we understand that you are excited about the milestone, please do not post about the transaction on social media or repost Babylon’s social media posts on the transaction. Additionally, please do not draft your own commentary related to going public or our expectations as a public company, as it is important that all messaging on the subject is driven and directed by Babylon.

Q. What should I do if I am approached by a member of the media?

A.            It is imperative that you refrain from providing any comment about the transaction to the media. Should you receive any inquiries from the press, financial analysts, or any other third parties, you must contact Adam Davison at adam.davison@babylonhealth.com as a matter of urgency. Communications are highly regulated through this process, and it is critically important that we all adhere to the guidelines.

For guidance on what you can and cannot share publicly, see Babylon ‘Do’s & Don’ts’ Guide.

Q. If asked about the transaction, what should I say to our existing or prospective patients, members, and clients?

A.            We are strictly limited in our ability to speak about the performance of the business and the transaction with Alkuri Global. As we go through this process to become a publicly-listed company, confidentiality is more important now than ever. Sharing confidential details can jeopardise the transaction and create regulatory issues.

If someone asks you about the process of becoming a publicly-listed company or company performance, the best response is, “Thank you for your interest in Babylon, but I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Q. What do I say to prospective candidates if I’m hiring?

A.            This is a great time to join Babylon! As before, tell them what is exciting about the role they are applying or interviewing for. As always, we continue to work towards our mission to put accessible and affordable healthcare in the hands of every person on Earth.

Q. How will becoming a publicly-listed company change the way we communicate?

A.            We will communicate with investors and other regulators on a quarterly and yearly basis but must only discuss information that is contained in news releases, quarterly and annual SEC filings and annual reports, proxies, investor presentations and other publicly issued information.

4. Pay, benefits and share options

Q. Will this transaction affect my pay and benefits?

A.            There will be no changes to your 2021 pay or benefits as a result of this transaction but as we grow, we will continue to assess the competitiveness of our pay and benefits programme.

Q. Will Babylon continue to award equity?

A.            Babylon will continue to award equity once we are a public company.

Q. What will happen to my share options? Will I be able to exercise my options and sell the resulting shares when we become a publicly listed company?

A.            Babylonians who hold vested share options will be able to exercise their vested options once Babylon has become a public company. Upon exercise, they will then become shares held in the company.

However, in connection with the merger and public listing, there will be a ‘lock up’ imposed on all shareholders, meaning that no Babylon shares can be sold or transferred (with certain exceptions) for a period of 180 days post-listing. These restrictions are standard in the market. Once the ‘lock up’ restrictions are lifted, Babylonians will be able to sell their shares into the market.

One benefit for Babylonians of becoming a publicly-listed company is the potential liquidity, after the expiration of the lock-up period, of options that have been vested and exercised for publicly-listed shares. While we cannot advise you as to whether or when you should exercise or sell your options, we will provide additional information and FAQs regarding the awards under Babylon’s equity incentive plans as appropriate. Ultimately, it will be important for Babylonians to consult outside financial and tax advisors regarding how to manage decisions concerning their shares.

Q. Will I owe any taxes when I exercise my share options and/or when I sell the shares issued upon exercise?

A.            Babylon is not able to offer tax advice and everyone’s personal circumstances and potential tax liabilities are different. The below is for general information purposes only.

You may owe taxes in connection with the exercise of a share option, and the ‘lock up’ described above may prohibit you from selling shares to cover taxes. Please find some additional details regarding your share options below:

•	If you were granted an option under our Company Share Option Plan (CSOP), for now, nothing changes. When you were issued your CSOP options, you were notified that these would need to be held without being exercised for a period of 3-years in order to attract the favourable tax treatment. This means that although once Babylon is publicly listed, you will be able to exercise your shares options, you may wish to wait to exercise until the 3-year period has passed in order to take advantage of the CSOP tax treatment. Generally, if you exercise before the third anniversary of the date of grant, you will be subject to withholdings for income tax and employee and employer National Insurance contributions at the time of exercise.

•	If you were granted an option under our Long-Term Incentive Plan (LTIP), you should note the following:

o	If you are a US taxpayer and have been granted share options that qualify as ISOs, you will not be required to pay taxes with respect to your ISO until you sell your exercised shares. However, the tax-advantaged ISO treatment is only available if you hold on to the shares for at least one year after the date of exercise and at least two years after the date of grant. You may wish to take this into account when considering whether and when to exercise your vested options.

o	If you hold other LTIP options (for example, NSOs in the US, or regular LTIP options elsewhere), no tax advantages are associated with your options and you will generally be required to pay taxes immediately upon exercise. However in timing your exercise, you may wish to take into account whether you will be able to sell shares in the market to cover the exercise price and tax withholdings due (or if sales will be restricted e.g. due to the lock-up mentioned above).

The above is a summary only and different treatments may apply to your specific circumstances. You should consult with your own tax adviser before exercising to better understand the tax consequences of any exercise and subsequent disposition of shares.

Q. Can I buy shares in Alkuri Global?

A.            Currently, Babylonians cannot purchase shares in Alkuri (see insider trading section below). Once we go public, you will be able to purchase shares of Babylon on the open market, subject to the limitations set out in our insider trading policy and other applicable policies and procedures. We will provide more information when we are closer to the closing of the transaction.

5. Insider trading

Q. What is Insider Trading?

A.            US federal securities laws prohibit directors, officers, employees, and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it are liable. These illegal activities are commonly referred to as insider trading.

Q. What exactly is material non-public information?

A.            Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with Babylon Legal at legal-corporate@babylonhealth.com if you have any questions about whether information you possess would constitute material non-public information.

Q. When is information considered ‘public’?

A.            Information becomes public when it is generally available. For example, information becomes ‘public’ after it has been disclosed in an SEC filing or announced via a press release that is carried by a major wire service. However, even after information becomes generally available, employees are encouraged to wait at least two (2) full trading days before considering it ‘public’ for trading purposes.

Q. Do the restrictions on insider trading apply only to employees?

A.            The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee’s home. Anyone can be an insider if they are trading securities on material non-public information.

Q. I often speak about business with my spouse/partner, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse/partner knows not to tell anyone else.

A.            This is a problem that could be costly for you and Babylon. If your spouse/partner were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to prison. You could also be prosecuted if your spouse/partner shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse/partner.

Q. I would never trade on inside information, but what if I give my family member a tip just before a big news release… Can they get in trouble?

A.            Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your family member, which could result in going to prison.

Q. I’m involved with a project at work performing due diligence on ‘ABC’ company, which we are likely to acquire or partner with. The transaction will cause Babylon’s and ‘ABC’ company’s stock to increase substantially. I know I cannot trade Babylon’s stock, but can I trade ‘ABC’ company stock?

A.            No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organisation with which we do business if the employee gains the information at work.

Q. These are a lot of rules. How will I ever know whether I can trade in Babylon or Alkuri Global securities?

A.            Please contact Babylon Legal at legal-corporate@babylonhealth.com.

June 2021

Additional Information and Where to Find It

In connection with the proposed business combination between Alkuri Global Acquisition Corporation (“Alkuri Global”) and Babylon Holdings Limited (“Babylon”) and the other parties to the Merger Agreement dated June 3, 2021 (the “Merger Agreement”), Babylon intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Babylon’s securities to be issued in connection with the proposed business combination, and Alkuri Global intends to file a preliminary proxy statement in connection with Alkuri Global’s solicitation of proxies for the vote by Alkuri Global’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Alkuri Global’s stockholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, Alkuri Global will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Alkuri Global’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement/consent solicitation/prospectus, in connection with Alkuri Global’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents will contain important information about Alkuri Global, Babylon and the proposed business combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

Alkuri Global’s stockholders may also obtain a copy of the preliminary proxy statement/prospectus, or definitive proxy statement/prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alkuri Global, without charge, at the SEC's website located at www.sec.gov or by directing a request to: Alkuri Global Acquisition Corp., 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215, Attention: Secretary, (615) 632-0303.

Participants in Solicitation

Alkuri Global, Babylon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Alkuri Global stockholders in connection with the proposed business combination. Alkuri Global stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Alkuri Global in Alkuri Global’s registration statement on Form S-1 (File No. 333-251832), which was declared effective by the SEC on February 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Alkuri Global stockholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Babylon intends to file with the SEC.

Forward-Looking Statements

This communication contains, and certain oral statements made by representatives of Babylon and Alkuri Global and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s or Alkuri Global’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Babylon’s and Alkuri Global’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for stockholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s or Alkuri Global’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Alkuri Global or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Babylon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Alkuri Global to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Alkuri Global’s securities and the attractiveness of the business combination to investors; (i) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the registration/proxy statement relating to the business combination, when available, and in other documents filed or to be filed with the SEC by Alkuri Global and Babylon and available at the SEC’s website at www.sec.gov.

Babylon and Alkuri Global caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Alkuri Global nor Babylon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.

Information Sources; No Representations

This communication has been prepared for use by Babylon and Alkuri Global in connection with the proposed business combination. The information herein does not purport to be all-inclusive. The information herein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Alkuri Global was derived entirely from Alkuri Global and all information relating to the business, past performance, results of operations and financial condition of Babylon was derived entirely from Babylon. No representation is made as to the reasonableness of the assumptions made with respect to the information herein, or to the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will Alkuri Global, Babylon, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Babylon has been derived, directly or indirectly, exclusively from Babylon and has not been independently verified by Alkuri Global. Neither the independent auditors of Alkuri Global nor the independent auditors of Babylon audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.